FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: Exit 6, LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Exit 6, LLC is an LLC and has no board of directors

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Alan Shetzer
Title:	CEO
Dates of Service:	4/28/2020 - present
Responsibilities:	Owner/Operator
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Position:	No Prior Positions Held with Issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Anytime CBD LLC
Employer's principal business:	CBD Vending
Title:	CEO
Dates of Service:	January 2016-Present
Responsibilities:	Sells, leases and operates CBD Vending machines. Develop and sell CBD and private label products.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Alan Shetzer	Membership Interest	**100%**

FP: ▲ truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



CONFIDENTIAL

EXIT 6 CBD Products

WHEN YOU NEED THEM - WHERE YOU NEED THEM

EXECUTIVE SUMMARY
Prepared May 2020

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Contact Information
info@exit6cbd.com
www.exit6cbd.com

Security Type: Convertible Note
Raise $1,070,000 USD
Minimum Investment $300 USD

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Table of Contents

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Opportunity

The Opportunity

Problem Worth Solving

In 2018 the new Farm Bill changed the playing field for hemp cultivators. Hemp, the very close cousin to marijuana is now legal to grow in the U.S. This executive summary of our business model will show why investment in this industry will generate significant returns.


OPPORTUNITY

The CBD market has exploded

In 2018 the CBD market grew over 57%. There are many natural and organic product manufacturers that are expanding their offerings to include CBD products. Over the next few years, there will be new hemp-derived CBD products flooding the market.

Cannabis and medical-only marijuana sales reached 10 billion in 2018, while CBD sales were reported to be over $200 million according to Marijuana Business Daily estimates.

4

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Several national retailers have decided to enter the CBD market. When retailers like Walgreens, CVS, and GNC begin to stock their shelves with hemp-based products, the hemp market will be significantly impacted.

Exit 6

Leveraging the new Hemp/CBD opportunity, Exit 6 has created a CBD distribution system utilizing proprietary technology, existing distribution channels and vending strategies to scale globally. With existing contracts, and low market entry, Exit 6 has created a unique venture that will yield high returns with a relatively low investment. Exit 6 is a Delaware based Limited Liability Company with a pre-money valuation of over 4.3 Million USD. Through this crowd-funding effort, Exit 6 will be properly financed and positioned for growth in the US Market by 4ᵗʰ Quarter 2020.

What is hemp

"Hemp" refers primarily to *Cannabis sativa* L. (Cannabaceae), although the term has been applied to dozens of species representing at least 22 genera, often prominent fiber crops. *Cannabis sativa* is a multi-purpose plant that has been domesticated for bast (phloem) fiber in the stem, a multi-purpose fixed oil in the "seeds" (achenes), and an intoxicating resin secreted by epidermal glands. The common names hemp and marijuana have been applied loosely to all three forms, although historically hemp has been used primarily for the fiber cultigen and its fiber preparations, and marijuana for the drug cultigen and its drug preparations. The current hemp industry is making great efforts to point out that "hemp is not marijuana."

What is CBD

CBD is the wellness product of the moment! If you live in a state where it's currently legal, you might feel like CBD has gone from being sort of around to absolutely everywhere all at once. Coffee shops sell CBD lattes, spas offer CBD facials, beauty companies are rushing to release lotions with CBD or hemp oils in their formulas.



Even though CDB has entered the health and wellness market place, many people find the CBD products a little confusing. People are not sure how to use the products and are not sure how legit they are.

5

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

CBD, short for cannabidiol, is a chemical compound from the Cannabis sativa plant, which is also known as marijuana. It's a naturally occurring substance that's used in products like oils and edibles to impart a feeling of relaxation and calm. Unlike its cousin, (THC), which is the major active ingredient in marijuana, CBD is not psychoactive.

What is Cannabis

The University of Washington - Cannabis is derived from the cannabis plant (cannabis sativa). It grows wild in many of the tropical and temperate areas of the world. It can be grown in almost any climate and is increasingly cultivated by means of indoor hydroponic technology. The main active ingredient in cannabis is called delta-9 tetrahydro-cannabinol, commonly known as THC. This is the part of the plant that gives the "high." There is a wide range of THC potency between cannabis products.

4 Key Differences Between Hemp and Marijuana
As varieties of the same plant species, hemp and marijuana share many similarities and can even appear exactly alike. With contrasting legal regulations and very different effects and usages, you definitely do not want to get these two confused.

To understand just how different these two are, consider these 4 key differences between hemp and marijuana.

Hemp vs Marijuana: Composition

The defining characteristic between hemp and marijuana is the chemical composition contained within each plant.

Both hemp and marijuana can produce high amounts of CBD, the non-intoxicating cannabis compound; however, THC is produced at very different levels.

While hemp can contain no more than 0.3% THC by dry weight, marijuana can contain up to 30% THC content.

Hemp vs Marijuana: Legality

Due to the difference between their levels of THC, hemp and marijuana are regulated very differently under the law.

Marijuana, on the other hand, is still treated as a controlled substance and is federally illegal under the Controlled Substance Act.

Hemp vs Marijuana: Cultivation

Hemp and marijuana are harvested for different purposes so, naturally, they require different growing conditions.

6

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Marijuana varieties are selectively bred in controlled environments which are designed to optimize the breed's characteristics and produce female plants that yield budding flowers.

To properly cultivate a marijuana or cannabis plant, a grower must pay close attention to the plant at each stage of its life cycle and maintain exact conditions in its environment, such as proper temperature, lighting, and humidity.

In contrast, hemp is grown to maximize its size and yield. To achieve this, hemp is typically grown outdoors and does not require the level of control and attention that is necessary to grow marijuana.

Hemp vs Marijuana: Usage

Hemp and marijuana each offer a range of usages which are unique to their composition.

As a powerful psychoactive agent, THC can directly bind to the CB1 and CB2 receptors in the Endocannabinoid System, which induces the mind-altering, euphoric effects referred to as being "high."

While marijuana is commonly recognized for its recreational uses, studies have revealed its potential in a wide variety of therapeutic applications.

In comparison, hemp is harvested to produce a wide variety of products including, but not limited to:

- industrial products such as paper, clothing, building materials, and plastic
- Food products such as cooking oil, hemp flour, and hemp seed-based products
- Medicinal products such as CBD oil tinctures and CBD-infused topicals

Hemp Derived CBD vs Marijuana Derived CBD

When it comes to CBD and the case of hemp and marijuana, we are faced with yet another important subject that must be addressed.

CBD can be derived from either hemp or marijuana, however, given the unique characteristics of each plant, one would assume that the CBD derived from each plant is different in some way.

https://medium.com/cbd-origin/hemp-vs-marijuana-the-difference-explained-a837c51aa8f7

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



The Farm Bill

The **Hemp Farming Act** of 2018 was a proposed law to remove hemp (defined as cannabis with less than 0.3% THC) from Schedule I controlled substances and making it an ordinary agricultural commodity. Its provisions were incorporated in the 2018 United States farm bill that became law on December 20, 2018.

The 2018 Farm Bill is more expansive and allows hemp cultivation broadly, not simply pilot programs for studying market interest in hemp-derived products. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law.



Our Solution

Exit 6 is a Hemp/CBD company with a focus on CBD products and global distribution of retail products via vending machine distribution.

This company has strategic partnerships that will allow the placement of CBD anywhere. Exit 6 will implement a marketing strategy of placing our vending machines in airports, malls, convenience stores, drug stores and any places where potential customers frequent for consumer convenience.

8

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**


Clear Divider
Conveyor Belt
Conveyor System
3 Columns
Swing Out Panel
for Restocking

CBD Vending Machines

Today if you walk through just about any airport terminal you will have seen vending machines from Best Buy selling headphones, CVS Health mini-pharmacies and even pet products.

With the U.S. hemp-derived CBD market estimated to top $20 billion by 2020, it's only logical that vending machines may soon become a larger piece of the CBD supply chain.

The Future of Retail

Cannabidiol (CBD) oil products have helped millions of people with their medical ailments and has now become one of the fastest growing products in the U. S. aided by the passage of the 2018 Farm Bill. By 2022, the Brightfield Group, a cannabis and CBD market research firm, says sales are expected to reach $22 billion. CBD Vending Pros objective is to provide outstanding cutting edge equipment and service to each of its' Customers in order to help them live better lives.

CBD Health Benefits

Research studies now show that CBD can help alleviate a large number of health issues making its use consistent with your active lifestyle. Anytime CBD's products are formulated to combat and help relieve

- Inflammation
- Muscle pain/soreness
- Stress/anxiety
- Sleep disorders
- PTSD

9

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

- Arthritis
- Diabetes
- Depression
- Epilepsy
- Parkinson's
- And a host of other conditions

CBD Vending Machines Already in Place

CBD vending machines have been successfully installed in convenience stores around the country. These machines offer CBD Infused products to Adults including "gummies, capsules, CBD oil, drinks, coffee and tea.



.

In compliance with recently passed Farm Bill legislation, "all products sold via KOSK's CBD Kiosks are THC-free" and sourced solely from the U.S. based suppliers.

A report from Global Market Insights, Inc. shows that worldwide vending machine demand is steadily on the rise, and is expected to grow at a compound annual growth rate of around 16% through 2024.

Not only do vending machines have a smaller carbon footprint compared to traditional retail operations, but their wide variety of logical applications ranging from public transport hubs to shopping malls allow sellers to increase their consumer reach tremendously.

Target Market

One in seven Americans say they personally use cannabidiol- (CBD-) based products, which have proliferated since last year's passage of a federal law legalizing this hemp form of cannabis. Younger Americans and those in the Western U.S. are most likely to report using these products, which are widely touted for their therapeutic benefits without any psychoactive effects because they contain a low level of THC.

10

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



While the FDA is still researching the uses and effectiveness of CBD products, marketers claim they have a wide variety of medical and therapeutic benefits. CBD users in the U.S. cite relief from pain (40%), anxiety (20%), insomnia (11%) and arthritis (8%) as the top reasons for use.





Americans' Use of CBD Products

Do you, personally, use CBD products, or not?

■ Yes ■ No ■ Not familiar at all with CBD products ■ No opinion

	Yes	No	Not familiar
Total U.S. adults	14%	50%	35%

AGE

18-29	20%	54%	26%
30-49	16%	52%	30%
50-64	11%	52%	36%
65+	8%	42%	49%

REGION

East	11%	50%	39%
Midwest	11%	58%	31%
South	13%	50%	36%
West	21%	45%	34%

Combined results of two questions on familiarity with CBD and use of CBD: question on use of CBD not asked of those who were "not familiar at all" with CBD products

GALLUP, JUNE 19-JULY 12, 2019

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EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Market Analysis and Insights: Global Cannabidiol (CBD) Market - The global Cannabidiol (CBD) market is valued at 553.7 million US$ in 2020 is expected to reach 4268.3 million US$ by the end of 2026, growing at a CAGR of 33.5% during 2021-2026.

Top 10 CBD Facts and Stats



U.S. Hemp-Based Products Sales, 2012-2022e

Source: *Hemp Business Journal* estimates ($ mil., consumer sales)

- The US CBD market had a marvelous growth of 706% in 2019.
- 91% of Americans are in favor of legalizing cannabis for medical or recreational purposes.
- The market is filled with CBD products of questionable quality.
- The pet CBD market increased by 946% between 2018 and 2019.
- The most popular method of consuming CBD oil is sublingual administration.
- A shift in public opinion regarding the legalization of cannabis, especially as it relates to the medical-use of cannabis:
- Increasing momentum toward legalization in many states, particularly for medical uses:
- The federal government's current relaxed enforcement posture toward cannabis-related activities that are legal under state law:

12



FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Competition

Current alternatives

There are a number of existing vending machine companies that have developed a line of products specifically for the CBD industry. This has created a new market for CBD franchise opportunities and online sales.

A recent report from Global Market Insights, Inc. shows that worldwide vending machine demand is steadily on the rise, and is expected to grow at a compound annual growth rate of around 16% through 2024.

Not only do vending machines have a smaller carbon footprint compared to traditional retail operations, but their wide variety of logical applications ranging from public transport hubs to shopping malls allow sellers to increase their consumer reach tremendously.

Diamond CBD, one of the largest CBD distributors has decided to enter the $21 Billion Vending Machine Market With Innovative Hemp-Derived CBD Product Showcase. Diamond, being a true leader in the CBD industry entry into the vending market dictates that this market focus has great revenue

DIAMOND CBD

potential.

A simple google search will reveal a great number of companies offering the CBD vending machines or CBD products. Currently there are not detailed regulations on how this industry operates.

Our advantages

Our knowledge and experience in the CBD marketplace will give Exit 6 a very strong advantage. This combined with the use of technology, influencer marketing, and educational strategies will ensure that we find our place in this ever changing marketplace. We will be implementing our proprietary innovative technology to leverage strategic growth, lease options and partnerships within our business to business (B2B) and business to consumer (B2C) models.

Our primary focus will be in the areas below;

Placed CBD Vending Machines

- We will place our vending machines in busy, high traffic locations like malls, stadiums, museums, busy streets with heavy foot traffic and more.

13

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

- We will partner with existing companies including ATM vendors for shared space, shared repairs and existing route designs.

U.S. Made, Top Quality CBD Products

- Our Products are all made in the U.S. with Top Grade Plants.
- CBD Has Many Healing and Calming Qualities Without the "High Factor"
- Our Products are medical Grade and Guaranteed for Quality
- Our products will have brand ambassador marketing for increased visibility

Fully Automated Inventory System

- We will utilize technology to manage the inventory levels in each of the vending machines. Vending machine owners will receive notices as to what level of inventory is getting low. The inventory will always be monitored.

Company

Overview

Ownership & Structure

Exit 6 CDB products have been formed as a Single Member LLC in the State of Delaware. The LLC was formed in April 2020.



Why Us?

Exit 6 is a Hemp/CBD company that has a focus on product and distribution of retail products via (Vending Machines).

This company has strategic partnerships that will allow the placement of CBD anywhere. Exit 6 will implement a strategy of placing our vending machines in airports, malls, convenience stores and other places where our potential customers frequent.

14

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Our understanding of the CBD industry combined with the use of technology will enable Exit 6 to gain its place in the CBD vending market place. The CBD products will come from well established vendors that already have a following. The Exit 6 vending machines will make their products more available to their already satisfied customers.

Team

Management team

The management team for this business enterprise consist of seasoned professionals in all aspects of business development. With a combined 40 years of business expertise, management has leveraged political, business development strategies, scale and marketing to ensure the success of this venture.

Advisors

Exit 6 recognizes that having the proper business advisors is a key to running a successful business. The advisors of Exit 6 have proven experience in the CBD industry.

15

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Execution



Business Model

The business model and strategy for Exit 6 has been well defined. The pillars of this strategy are listed below.

CBD Marketing

Everywhere you look online, whether it is in the form of a CBD-focused advert that grasps your attention on Facebook, a search engine optimized CBD advertising campaign that points to an online store via Google, the surge in CBD marketing is hard to ignore.

Finding new customers

According to a study conducted by High Yield Insights, approximately 40% of U.S. consumers aged 21 and above claim that they would consider trying CBD. This figure will grow and so, finding new customers by tapping into the power of CBD marketing will be essential to our success.

Differentiating our brand

The CBD space is growing and more companies are being established on a daily basis. We will focus on our differentiation of our brand from the rest. We will provide our audience with constant education. Our differentiator is our strategic partnership and the use of vending machines and proprietary software to sell products. Through government contracting, strategic alignment and unique brand ambassador marketing, Exit 6 has created an ease of market entry and a strategy for growth and sustainability.

Retaining customers

CBD marketing can help us attract recurring customers. We will develop and implement different types of campaigns and incentive programs to keep our customers coming back.

16

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Marketing & Sales

Understanding the CBD Market

Before you can effectively market CBD, you need a grounding in the subject, as the laws governing cannabidiol have changed dramatically in recent years.

CBD is a byproduct of the hemp plant. Unlike cannabis, another hemp byproduct, CBD is non-intoxicating and non-psychoactive. The compound in cannabis that causes feelings of intoxication, THC, is present in much lower concentration in CBD. This means that consumers can ingest CBD products therapeutically anywhere and at any time, and feel no intoxicating effects.

The passage of the 2018 Farm Bill has changed this entire industry.

That bill legalized hemp production for the first time under federal law. It also legalized the production of CBD, as long as that CBD does not contain THC levels above a certain threshold. This, for the first time, opened the door to production and sale of CBD products on a mass scale. And that's precisely what happened, as large corporations entered the CBD space in force, turning the product from a niche concern to an overnight consumer phenomenon.

A Health and Wellness Craze

Consumers are always seeking natural alternatives to make them look and feel better. CBD, much like kale, quinoa and gluten-free, has everything necessary to become a consumer wellness craze. It is readily available, fairly inexpensive, natural and backed by some significant research attesting to its efficacy.

Now, CBD use is regarded by some as a natural, non-habit forming alternative to pharmaceuticals.

Consumers have also come under the belief that what's good for them is good for their pets. CBD-infused animal products are the fastest-growing segment within the pet industry, as consumers extend their passion for natural health and wellness alternatives to their pets.

Understanding the Challenges Inherent to Marketing in the CBD Space

While the CBD opportunity is in a significant growth spurt, there are some significant challenges to negotiate.

First, there are restrictions regarding what can and can't be said when marketing CBD products. For example, brands cannot make "deceptive" claims about the health and wellness benefits of CBD.

When marketing their CBD products, brands must also be careful to avoid making specific claims about treating diseases or conditions with CBD products.

17

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Many marketing channels that are open to conventional products are closed to CBD products. This includes some of the most prominent players in the digital advertising space. Google, for example, does not allow advertising and marketing of CBD products. Twitter, too, bans CBD ads.

Core CBD Marketing Strategies

Brand Strategy

- Develop a targeted brand strategy. Exit 6 will focus on market differentiation. Our brand positioning will show how our vending machines will contain top of the line products while utilizing technology to ensure the products are always available.

Influencer Marketing

- A influencer marketing campaign will be introduced with the relationships that have been established with proven social media influencers to help promote our products.

Use of Technology

- We will employ SEO best practices as well as geofencing technology to ensure our customers will always know where our vending machines are located.

Understanding Regulations

- The regulations for this industry are changing daily. We will stay on top of evolving industry regulations and practices. Marketing and advertising in the CBD space has been slowed by uncertainty over its legal status (while CBD is federally legal, its status in some individual states remains unclear).

Content Marketing

- We have developed a smart content marketing plan. While there is widespread consumer interest in CBD, the fact remains that most people know very little about the subject. They may have concerns about CBD being intoxicating or illegal, even though neither may be true. Our content marketing strategy centered around education and awareness can help educate consumers.

- The content strategy will include educational posting, informational webinars, and drip marketing to educate our potential customers, create a following and convert them to regular customers.

18

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Milestones & Metrics

Milestones Table

Milestone	Due Date
Develop the Executive Summary marketing document	July 1, 2020
Developed the crowd funding focused strategy	September 1, 2020
Implement the Crowd Funding Campaign	October 5, 2020

Key metrics

- Confirm white label products for distribution
- Confirm distribution partners within the US and abroad
- Secure Airport contracts for vending domestically
- Align with C-stores and partner with ATM providers
- Link technology to purchases for repeat marketing
- Convert crowdfund investors to consumers of our retail product
- Leverage debt for growth, scale and additional distribution channels

FP: **truCrowd**

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(RISKS RELATING TO OUR BUSINESS AND INDUSTRY)

This is a brand-new company.
We were formed in 2020, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe In the idea and the market opportunity, the quality of the team, and the direction of the business to date.

You can lose 100% of your investment.
Many small business startups like the Company **fails.** Retail and eCommerce is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Team risks.
Our core strategic team is small, consisting of one founder, but our key activities (e.g., Retail, Distribution and Operations) are presently outsourced to third parties, though closely managed. The founder have developed a strategic and effective working relationship. To mitigate team risk, we will seek to internalize key activities as a direct result of additional financing.

Financial risks.
The Hemp/CBD market is subject to macroeconomic pressures. In an economic downturn, Hemp and CBD products may be considered a discretionary purchase, which could decrease demand. Moreover, as a small entity with limited resources, we are very susceptible to market forces, and we may encounter downstream financing difficulties that could threaten solvency. Additionally, the business may not achieve sufficient scale or profitability to realize a liquidity event through IPO or acquisition, which could limit or prevent a return on investment for our investors.

We will have access to your investment proceeds without regard to any minimum dollar amount that we raise.
There can be no assurance that we will raise sufficient funds to commence operations which may result in the entire loss of your investment.

We have limited operations to date.
We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations. Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

Our rental obligations and working capital requirements will put significant strain on our operations and cash flow.
Our monthly rental obligations and working capital requirements are substantial. Until the sale of our products, if at all, we will require the proceeds of this offering to implement our business plan. If our digital or retail sales are slow, or we do not generate sufficient revenues from our company, it is unlikely that the Company will be able to make interest payments or repay the outstanding principal balance. Should this occur, you will lose your entire investment.

We may not generate sufficient revenues to satisfy our contractual obligations.
Our operating costs and capital requirements may prohibit us from paying interest or providing a ROI. Moreover, if costs and capital expenditures exceed revenues, we will not be able to repay the outstanding principal balance due.

If we are unable to obtain capital, we may not be able to pay our debt obligations as they become due, and there is substantial doubt about our ability to continue as a going concern.
We may not generate sufficient cash flows from operations to retire our debt. Our ability to continue as a going concern is dependent upon our becoming profitable in the future and/or obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. However, there can be no assurance that we will be successful in achieving these objectives.

We will need additional capital to sustain our operations and will likely need to seek further financing, which we may not be able to obtain on acceptable terms or at all. If we fail to raise additional capital, as needed, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. We require substantial capital to commence operations. We may not be able to obtain additional financing on terms acceptable to us, or at all. We have no commitments for further funding.

We face intense competition and many of our competitors have greater resources that may enable them to compete more effectively.

The industry in which we operate in general are subject to intense and increasing competition. Some of our competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. Our competitors may devote their resources to developing and marketing products that will directly compete with our product lines.

We depend on our management, certain key personnel and board of directors, as well as our ability to attract, retain and motivate qualified personnel.
Our future success depends largely upon the experience, skill, and contacts of our officers and directors, and the loss of the services of these officers or directors, particularly our chief executive officer and chairman of our board of directors, may have a material adverse effect upon our business. Additionally, our revenues are largely driven by several employees with particular expertise in cannabis-related security, marketing and operations. If one of these key employees were to leave, it would negatively impact our short and long-term results from operations. Shortages in qualified personnel could also limit our ability to successfully implement our growth plan. As we grow, we will need to attract and retain highly skilled experts in the cannabis industry, as well as managerial, sales and marketing,

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

security and finance personnel. There can be no assurance, however, that we will be able to attract and retain such personnel.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

There may be unanticipated obstacles to the execution of the Company's business plan.
The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Business may not grow as planned. The Company's ability to identify distribution channels, invest, close and penetrate the market is dependent on its ability to maintain successful relationships with consumers. Beyond the Company's limited financial means, other external factors such as the level of available products and the number of competitive investors. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business.

Various economic and public health conditions can have a significant negative impact on our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

Shares are not guaranteed and could become worthless.
The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

We will have broad discretion on how the net proceeds of this private placement are utilized.
The Company has broad discretion on how to allocate the proceeds received as a result of this private placement and may use the proceeds in ways that differ from the proposed uses discussed in this Offering Statement. If the Company fails to spend the proceeds effectively, our business and financial condition could be harmed and there may be the need to seek additional financing sooner than expected.

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

We may not effectively manage growth.
The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.
In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows.
Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

Management has voting control of the Company.
Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

Additional unforeseen risks.
In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

Exit 6 is a Delaware based Limited Liability Company with a pre-money valuation of over 4.3 Million USD. Leveraging the new Hemp/CBD opportunity, Exit 6 has created a CBD distribution system utilizing proprietary technology, existing distribution channels and vending strategies to scale globally. With existing contracts, and low market entry, Exit 6 has a unique venture that will yield high returns with a relatively low investment. Through this crowdfunding effort, Exit 6 will be properly financed and position for growth in the US Market by 4th Quarter 2021.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,070,000.00
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	$9,200.00	$984,400.00
Use of Net Proceeds		
Marketing & PR	$2,000.00	$200,000.00
Legal & Accounting	$2,000.00	$20,000.00
Business Development	$2,000.00	$440,000.00
Equipment	$2,500.00	$200,000.00
Salaries	$0.00	$100,000.00
General Operating Capital	$700.00	$24,400.00
Total Use of Net Proceeds	$9,200.00	$984,400.00

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Convertible Note
b. Terms: $300 minimum
        10% interest
        Maturity Date - 06/30/2023
        Converts at Issuer's option

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Interest				
	100%	100%	Yes ☑ No ☐	Yes ☐ No ☑
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

FP: ⛰ truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$4,331,166.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.

    No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

See financial review, below.

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

Exit 6, LLC.
As of the date of Inception, April 28, 2020
With Independent Accountant's Review Report

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

EXIT 6, LLC.

Financial Statements

As of the date of inception, April 28, 2020

Contents

EXIT 6
OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Exit 6, LLC.

I have reviewed the accompanying financial statements of Exit 6, LLC., which comprises the balance sheet as of April 28, 2020 (the date of inception), and the related statement of income, changes in members' equity, and cash flow for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
June 4, 2020

2


EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(This page intentionally left blank.)

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exit 6, LLC.

Balance Sheets

	April 28, 2020 (the date of inception)
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Accounts payable	-
Credit card payable	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity	-
Total Members' equity	-
Total liabilities and members' equity	$ -

See Independent Accountant's Review Report.

4

EXIT 6

OFFERING STATEMENT

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exit 6, LLC.

Statement of Operations

	April 28, 2020 (the date of inception)
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges & credit card charges	-
Legal expenses	-
Startup costs	-
Total operating expenses	441
Net Loss	$ (441)

See Independent Accountant's Review Report.

5

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exit 6, LLC.

Statements of Changes in Members' Equity

	Members Equity
Balance at December 31, 2019	$ -
Plus: Members' contributions	441
Less: Net loss	(441)
Balance at April 28, 2020	$ -

See Independent Accountant's Review Report.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exit 6, LLC.

Statements of Cash Flows

	April 28, 2020 (the date of inception)
Operating activities	
Net Loss	$ (441)
Increase (decrease) in trades payables	-
Net cash used by operating activities	(441)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from member contribution	441
Net cash provided by financing activities	441
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest — -
Cash paid for income taxes — -

See Independent Accountant's Review Report.

7

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Exit 6, LLC.
Notes to Financial Statements
April 28, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Exit 6, LLC., (the Company) is a development stage Delaware limited liability company. The Company has filed an application for dba business name - Anytime CBD Group and Anytime Vending Machine Company. The Company plans to sell CBD branded products and CBD weight control products via website, vending machines and kiosks, in addition to selling, leasing and managing retail CBD Kiosks.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

8

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exit 6, LLC.
Notes to Financial Statements (continued)
April 28, 2020

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction. Exit 6, being an LLC does not pay income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on the Company's taxable income.

3. Commitments and Contingencies

As of the date of issuance of financials, June 4, 2020, the company has no commitments or contingencies.

4. Subsequent Event

Management has evaluated subsequent events through June 4, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

9

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer?
      ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i) suspends or revokes such a person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take effect, we may amend our offering to the new limits.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.exit6.co

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

EXIT 6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Exit 6, LLC
Maturity Date: 06/30/2023
Principal Amount: _____
Interest Rate: 10%
Conversion Option: Exit 6, LLC reserves the right to convert to equity at maturity date.

Exit 6, LLC, a State of Delaware based LLC, Exit 6 and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise Exit 6, LLC, for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate 10% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such terms in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Delaware are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"Maximum Rate" has the meaning set forth in Section 6.3.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein mean currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

FP: truCrowd

EXIT 6

OFFERING STATEMENT

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest. Interest shall accrue at the rate of ten percent 10% per annum payable in arrears at maturity.

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6   Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event. At the option of the Company at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note shall be exercised, if offered by Company, at Maturity Date by telecopying an executed and completed Conversion Notice to the Holder (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) begin transmission of a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:
Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.)

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (I) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred

FP: truCrowd

EXIT 6

OFFERING STATEMENT

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

except (I) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1   Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2   Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1   Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (I)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it),

FP: truCrowd

EXIT 6

OFFERING STATEMENT

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

SECTION 6.4 <u>Remedies Not Waived</u>. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 <u>Remedies</u>. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1 <u>Notice of Certain Events</u>. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2 <u>Withholding</u>. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3 <u>Transmittal of Notices</u>. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement. Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4 <u>Governing Law</u>. This Note shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

the courts of the State of Delaware sitting in New Castle County and the United States District Court located in New Castle County, Delaware, and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (I) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Exit 6, LLC

By: _____
          Alan Shetzer
Title: Owner/Officer

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: _____   Signature: _____

Name: _____

Title: _____

Second signatory if applicable
Date: _____   By: _____

Name: _____

Title: _____

EXHIBIT B
NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: [Holder name]
FROM: Exit 6, LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.
The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____
(including ZIP code number):

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an Exit 6, LLC (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Exit 6, LLC.

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(I)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (I) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its

FP: truCrowd

EXIT 6

OFFERING STATEMENT

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of Delaware.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

5.   Compliance with Laws and Other Instruments. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.   Update of Representations and Warranties; Reliance by the Company. All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.   Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.   Miscellaneous.

        (a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

        (b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

        (c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (I) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

(g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Delaware, as such laws are applied by the Delaware courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(I)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for New Castle County, Delaware. The parties hereto hereby: (I) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for New Castle County, Delaware.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Exit 6, LLC at 1000 N. West Street, Suite 1200, Wilmington Delaware 19801 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to info@exit6.co.

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

        Purchase Price

_____   _____

FP: truCrowd

EXIT 6

Exit 6, LLC
1000 N. West St, Suite 1200
Wilmington, DE 19801
(847) 826-9797

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Print or Type Name | Print or Type Name (Joint-owner)

_______________________________________ _______________________________________

Signature | Signature (Joint-owner)

_______________________________________ _______________________________________

Date | Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $__________ of the Company's Note.

Exit 6, LLC

By: ___________________________________